UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SCHMITT INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Oregon	000-23996	93-1151989
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2765 N.W. Nicolai Street

Portland, Oregon 97210-1818

(Address of principal executive offices, including zip code)

Ann M. Ferguson (503) 227-7908

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240-13p-1) for the reporting period January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Schmitt Industries, Inc. (the Company or Schmitt) designs, manufactures and sells high precision test and measurement products for two main business segments: the Balancer Segment and the Measurement Segment. For the Balancer segment, the Company designs, manufactures and sells computer-controlled vibration detection, balancing and process control systems to the worldwide machine tool industry, particularly for grinding machines., For the Measurement Segment, the Company designs, manufactures and sells laser and white light sensors for distance, dimensional and area measurement for a wide variety of commercial applications, and ultrasonic measurement products that accurately measure the liquid levels of propane and diesel tanks and transmit that data via satellite to a secure web site for display.

Schmitt Industries, Inc. is presenting this Specialized Disclosure Report on Form SD for the calendar year ended December 31, 2014 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The term “Conflict Minerals” is defined by the Dodd-Frank Act and includes metals widely used in many of our products, regardless of origin. Schmitt has determined that certain Conflict Minerals are necessary to the functionality or production of the products in all of our product categories. As such, the Company undertook due diligence measures necessary to determine the source and chain of custody of conflict minerals used in the production of our products, including a reasonable country of origin inquiry of the conflict minerals used in our products.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available on our website at www.schmitt-ind.com.

SECTION 2 – EXHIBITS

Item 2.01

Exhibit 1.01 Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHMITT INDUSTRIES, INC.

May 29, 2015	By:	/s/ Ann M Ferguson
Name: Ann M Ferguson
Title: Chief Financial Officer and Treasurer